May 30, 2017

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief
Office of Manufacturing and Construction

Re:	Alcoa Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 001-37816

Dear Mr. Cash:

On behalf of Alcoa Corporation (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated May 15, 2017 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2016 (file no. 001-37816) (the “2016 10-K”), filed by the Company on March 15, 2017. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meaning given to them in the 2016 10-K.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2016

Consolidated Financial Statements

P. Income Taxes, page 158

1.	We note your disclosures regarding deferred tax assets, including your determination of the tax valuation allowance. We also note your disclosure that “the total deferred tax asset (net of valuation allowance) is supported by projections of future taxable income exclusive of reversing temporary differences and taxable temporary differences that reverse within the

W. John Cash

May 30, 2017

carryforward period.” Please provide us a more detailed analysis that supports your determination of the tax valuation allowance at December 31, 2016, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18. In this regard, we note the significant increase in deferred tax assets at December 31, 2016 appears to be due to your assumption of U.S. pension plan assets and liabilities upon the Separation. It also appears you incurred losses in the U.S. during each of the last three years. To the extent your projections assume future U.S. taxable income, please fully explain your basis for such projections in light of recent cumulative losses.

Response: The Company acknowledges the Staff’s comment and offers the following detailed explanation on management’s conclusions regarding the appropriateness of the valuation allowance as of December 31, 2016 and the future realizability of the net deferred tax asset.

The composition of the Company’s net deferred tax asset of $449 million as of December 31, 2016 was as follows:

(in millions)	Domestic	Foreign	Total
Deferred tax assets	$1,346	$1,742	$3,088
Valuation allowance	(1,057)	(698)	(1,755)
Deferred tax liabilities	(272)	(612)	(884)

Total	$17	$432	$449

From a domestic perspective, the Company has three U.S. income tax filers. The largest of these three filers is the Company’s U.S. consolidated tax group, which comprises most of the Company’s U.S. operations. The carrying value of the net deferred tax asset related to this U.S. consolidated tax group was zero as of December 31, 2016 and was composed of 99% of the deferred tax assets and 100% of both the valuation allowance and deferred tax liabilities included under the “Domestic” column in the table above. The respective carrying value of the net deferred tax asset of the Company’s U.S. consolidated tax group was also zero in each of the previous three annual periods (the Company does not have audited financial statements for periods prior to January 1, 2013). The $17 million domestic net deferred tax asset relates to the Company’s two other U.S. income tax filers and represents less than 4% of the Company’s total net deferred tax asset as of December 31, 2016.

The Company confirms the Staff’s statement that the significant increase in deferred tax assets at December 31, 2016 was due to the assumption of certain U.S. pension and other postretirement benefit plan liabilities in conjunction with the Separation Transaction. These deferred tax assets were transferred by ParentCo to the Company at a net carrying value of zero and were included in the

W. John Cash

May 30, 2017

deferred tax assets and valuation allowance amounts under the “Domestic” column in the table above on a gross basis. The Company directs the Staff’s attention to the table that details the changes in the valuation allowance at the beginning of page 161 in the 2016 10-K. Approximately $930 million of the increase to the allowance in 2016 relates to the full valuation allowance applied against the deferred tax assets associated with the assumed employee benefit liabilities.

From a foreign perspective, the Company has several income tax filers in various countries. Of the $432 million net deferred tax asset included under the “Foreign” column in the table above, approximately 90% relates to four of the Company’s income tax filers as follows: a $259 million net deferred tax asset for Alcoa Alumínio S.A. (“Alumínio”) in Brazil; a $195 million net deferred tax asset for Alcoa World Alumina Brasil Ltda. (“AWAB”) in Brazil; a $108 million deferred tax asset for Alúmina Española, S.A. (“Española” and collectively with Alumínio and AWAB, the “Foreign Filers”) in Spain; and a $177 million net deferred tax liability for Alcoa of Australia Limited in Australia. The following analysis will focus on the amounts related to the Foreign Filers.

In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) Topic 740, Income Taxes, Section 10-30-18, the Company determined that the future realization of the net deferred tax asset for each of the Foreign Filers was based on projections of the respective future taxable income (defined as the sum of pretax income, other comprehensive income, and permanent tax differences), exclusive of reversing temporary differences and carryforwards. The realization of the net deferred tax assets of the Foreign Filers is not dependent on any tax planning strategies.

Historically, the Foreign Filers each generated taxable income in the three-year cumulative period ending December 31, 2016, both before and after consideration of non-recurring or non-continuous items as provided for in ASC 740-10-30-22c. Each of the Foreign Filers did experience pretax losses in certain of the individual years in this three-year period; however, after adjusting for such items, these individual years reflect taxable income. Examples of such considerations related to the Foreign Filers included the following (one or more of the items mentioned impacted each of the Foreign Filers): restructuring charges related to the permanent closure or curtailment of certain operations; interest expense related to external and internal debt that has since been repaid and/or restructured; amortization of tax deductible goodwill that has since been fully amortized; and higher energy costs prior to the conversion from fuel oil to natural gas. As a result, after these considerations, the taxable income generated in the three-year cumulative period ending December 31, 2016 increased significantly for each of the Foreign Filers.

Management has also forecasted taxable income for each of the Foreign Filers in 2017 and for the foreseeable future. This forecast is based on macroeconomic

W. John Cash

May 30, 2017

indicators and involves assumptions related to, among others: commodity prices; volume levels; and key inputs and raw materials, such as bauxite, caustic soda, alumina, calcined petroleum coke, liquid pitch, energy (fuel oil, natural gas, electricity), labor, and transportation costs. These are the same assumptions used by management to develop a financial and operating plan, which is used to run the Company and measure performance against actual results.

After the determination was made of both historical and forecasted taxable income, consideration shifted to any potential expiration of the deferred tax assets. The majority of the Foreign Filers’ net deferred tax assets relate to tax loss carryforwards. The Foreign Filers do not have a history of tax loss carryforwards expiring unused. Additionally, tax loss carryforwards have an infinite life under the respective income tax codes in Brazil and Spain. That said, utilization of an existing tax loss carryforward is limited to 30% and 25% of taxable income in a particular year in Brazil and Spain, respectively. While this does extend the period of time that an income tax filer can fully utilize existing tax loss carryforwards, the absence of a finite life is strong positive evidence that the related deferred tax asset can and will be realized in a future period.

In summary, significant positive evidence that is objectively verifiable exists for each of the Foreign Filers in the form of taxable income in the three-year cumulative period ending December 31, 2016, both before and after consideration of non-recurring and/or non-continuous negative impacts. Additional such evidence is the infinite life afforded to the tax loss carryforwards. Further, positive evidence that is subjective in nature exists in the form of forecasted future taxable income for each of the Foreign Filers. The existence of negative evidence that is objectively verifiable in the form of inconsistent historical taxable income generated by the Foreign Filers from year-to-year was mitigated by the consideration of non-recurring and/or non-continuous negative impacts. Accordingly, management concluded that the net deferred tax assets of the Foreign Filers will more likely than not be realized in future periods, resulting in no need for a partial or full valuation allowance as of December 31, 2016.

As supplemental information, the Company wishes to inform the Staff that the net deferred tax assets of certain other of its income tax filers in Suriname ($304 million), Italy ($230 million), and Spain ($73 million) were fully reserved as of December 31, 2016.

In response to the Staff’s comment, and based on the foregoing analysis, we plan to include the incremental disclosures reflected in the Appendix to this letter in future Form 10-K filings. Additionally, we plan to include such disclosures in the Company’s upcoming Form 10-Q for the quarterly period ended June 30, 2017.

2.	It appears to us your current disclosures regarding the positive and negative evidence you evaluated to determine the tax valuation allowance are general and do not provide investors with meaningful insight into the key

W. John Cash

May 30, 2017

assumptions underlying your analysis. Please revise your disclosures here or in critical accounting policies to more fully disclose and discuss the significant estimates and assumptions you used in your analysis, including the following:

•	Disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax assets, including the jurisdictions and time periods in which such income will be required;

•	If realization of your deferred tax assets is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and

•	Clarify if your assessment of the realizability of your deferred tax assets is based on tax planning strategies and, if applicable, describe them.

Please refer to the guidance in ASC 740-10-30-16 through 30-25, Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

Response: The Company acknowledges the Staff’s comment and directs the Staff’s attention to the proposed disclosure mentioned in the Company’s response to Comment No. 1 above and included in the Appendix to this letter.

Engineering Comments

Alcoa Corporation Bauxite Interests, page 8

3.	We note your reserve additions to your Darling Range or Huntly/Willowdale mines and the competent person reports for the Trombetas, Boké, and Al Ba’itha properties. Please forward to our engineer as supplemental information and not as part of your filing, the geologic reports that established the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested, generally is contained in an executive summary report that is commonly prepared in conjunction with other geologic documents that includes:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

W. John Cash

May 30, 2017

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Response: In response to the Staff’s comment, we have supplementally provided the Staff with the requested information on a flash drive, formatted as Adobe PDF files. Please contact Garret Dixon, President - Bauxite, who is located in Australia, at 61-8-9316-5725 if your engineer has any technical questions. We are requesting Confidential Treatment for this information, which we would like to have returned to the Company upon completion of the Staff’s review.

*        *        *         *        *

If you have any questions with respect to the foregoing, please contact me at (212) 518-5403 or Molly Beerman, Vice President and Controller, at (412) 315-2826.

Sincerely,

/s/ William F. Oplinger

William F. Oplinger

Executive Vice President and

Chief Financial Officer

APPENDIX

As noted in our response to Comment No. 1, we plan to include the below incremental disclosures in future Form 10-K filings. Additionally, we plan to include such disclosures in the Company’s upcoming Form 10-Q for the quarterly period ended June 30, 2017. If there has been a material change in the Company’s net deferred tax asset as of June 30, 2017, comparative information will be included; otherwise a statement to the effect that there has not been a material change will be included in the disclosure.

The composition of Alcoa Corporation’s net deferred tax asset by jurisdiction as of December 31, 2016 was as follows:

(in millions)	Domestic	Foreign	Total
Deferred tax assets	$1,346	$1,742	$3,088
Valuation allowance	(1,057)	(698)	(1,755)
Deferred tax liabilities	(272)	(612)	(884)

	$17	$432	$449

The Company has several income tax filers in various foreign countries. Of the $432 million net deferred tax asset included under the “Foreign” column in the table above, approximately 90% relates to four of the Company’s income tax filers as follows: a $259 million net deferred tax asset for Alcoa Alumínio S.A. (“Alumínio”) in Brazil; a $195 million net deferred tax asset for Alcoa World Alumina Brasil Ltda. (“AWAB”) in Brazil; a $108 million deferred tax asset for Alúmina Española, S.A. (“Española” and collectively with Alumínio and AWAB, the “Foreign Filers”) in Spain; and a $177 million net deferred tax liability for Alcoa of Australia Limited in Australia.

The future realization of the net deferred tax asset for each of the Foreign Filers was based on projections of the respective future taxable income (defined as the sum of pretax income, other comprehensive income, and permanent tax differences), exclusive of reversing temporary differences and carryforwards. The realization of the net deferred tax assets of the Foreign Filers is not dependent on any tax planning strategies. Historically, the Foreign Filers each generated taxable income in the three-year cumulative period ending December 31, 2016. Management has also forecasted taxable income for each of the Foreign Filers in 2017 and for the foreseeable future. This forecast is based on macroeconomic indicators and involves assumptions related to, among others: commodity prices; volume levels; and key inputs and raw materials, such as bauxite, caustic soda, alumina, calcined petroleum coke, liquid pitch, energy (fuel oil, natural gas, electricity), labor, and transportation costs. These are the same assumptions used by management to develop a financial and operating plan, which is used to run the Company and measure performance against actual results.

The majority of the Foreign Filers’ net deferred tax assets relate to tax loss carryforwards. The Foreign Filers do not have a history of tax loss carryforwards expiring unused. Additionally, tax loss carryforwards have an infinite life under the respective income tax codes in Brazil and Spain. That said, utilization of an existing tax loss carryforward is limited to 30% and 25% of taxable income in a particular year in Brazil and Spain, respectively.

Accordingly, management concluded that the net deferred tax assets of the Foreign Filers will more likely than not be realized in future periods, resulting in no need for a partial or full valuation allowance as of December 31, 2016.